UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2003



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
              ----------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
              ----------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     Attached hereto as Exhibit 1 to this current reporting is the registrant's Annual financial report for the twelve months ended December 31, 2003.




Exhibit No.   Exhibit
-----------   -------

    1         2003 Annual Report

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   BARAK I.T.C. LTD.

                                                   By: /s/ Larry Akerman
                                                   ----------------------------
                                                   Larry Akerman
                                                   CFO


Date:  July 22, 2004

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
                               2003 ANNUAL REPORT

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
                               2003 ANNUAL REPORT






                                TABLE OF CONTENTS



                                                                                             PAGE
REPORT OF INDEPENDENT AUDITORS                                                                2
CONSOLIDATED FINANCIAL STATEMENTS - IN ADJUSTED
    NEW ISRAELI SHEKELS:
     Balance sheets as of December 31, 2002 and 2003                                         3-4
     Statements of operations for the years ended December 31, 2001, 2002 and 2003            5
     Statements of changes in capital deficiency for the years ended
         December 31, 2001, 2002 and 2003                                                     6
     Statements of cash flows for the years ended December 31, 2001, 2002 and 2003           7-8
     Notes to financial statements                                                           9-37



                                   ___________
                              ____________________
                                   ___________

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

BARAK I.T.C. (1995) - THE INTERNATIONAL
TELECOMMUNICATIONS SERVICES CORP. LTD.


We have audited the consolidated balance sheets of Barak I.T.C. (1995) - The International Telecommunications Services Corp. Ltd. ("the Company") and its subsidiary as of December 31, 2002 and 2003 and the related consolidated statements of operations, changes in capital deficiency and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position - of the Company and its subsidiary - as of December 31, 2002 and 2003 and the results of their operations, changes in capital deficiency and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States, and as allowed by item 17 to Form 20-F. The application of the latter would have affected the determination of consolidated net income (loss) expressed in adjusted NIS for each of the three years in the period ended December 31, 2003, and the determination of consolidated capital deficiency and consolidated financial position also expressed in adjusted NIS as of December 31, 2002 and 2003, to the extent summarized in note 16 to the consolidated financial statements.

As explained in note 2c, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.


Tel-Aviv, Israel
    February 17, 2004

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
                           CONSOLIDATED BALANCE SHEETS


                                                                    DECEMBER 31
                                                     -----------------------------------------
                                                      2002             2003             2003
                                                     -------          -------          -------
                                                                                    CONVENIENCE
                                                                                    TRANSLATION
                                                                                        INTO
                                                           ADJUSTED NEW             U.S. DOLLARS
                                                         ISRAELI SHEKELS            (NOTE 2C(3))
                                                     ------------------------          -------
                                                                   (IN THOUSANDS)
                                                     -----------------------------------------
                              A S S E T S
CURRENT ASSETS:
    Cash and cash equivalents (note 2h)               11,218           58,895           13,449
    Accounts receivable:
       Trade (note 13b)                              107,477          126,430           28,871
       Other                                           2,949            5,214            1,190
                                                     -------          -------          -------
           T o t a l  current assets                 121,644          190,539           43,510
                                                     -------          -------          -------

LONG-TERM TRADE RECEIVABLE, net of
    current maturities (note 3)                                        28,142            6,427
                                                                      -------          -------
FIXED ASSETS (note 4):
    Cost                                             535,980          592,917          135,401
    L e s s -  accumulated depreciation and
        amortization                                 261,746          313,717           71,641
                                                     -------          -------          -------
                                                     274,234          279,200           63,760
                                                     -------          -------          -------
DEFERRED CHARGES, net of accumulated
    amortization (note 2g)                             5,185            4,150              948
                                                     -------          -------          -------
           T o t a l  assets                         401,063          502,031          114,645
                                                     =======          =======          =======


    Date of approval of the financial statements: February 19, 2004.



                                    ) AMOS SAPIR
------------------------------------
                                    ) ACTING CHAIRMAN OF THE BOARD OF DIRECTORS



                                    ) DAVID KAMINITZ
------------------------------------
                                    ) PRESIDENT AND CHIEF EXECUTIVE OFFICER


                                                                              DECEMBER 31
                                                             ----------------------------------------------
                                                               2002               2003               2003
                                                             --------           --------           --------
                                                                                                 CONVENIENCE
                                                                                                 TRANSLATION
                                                                                                    INTO
                                                                     ADJUSTED NEW                U.S. DOLLARS
                                                                    ISRAELI SHEKELS              (NOTE 2C(3))
                                                             ---------------------------           --------
                                                                             (IN THOUSANDS)
                                                             ----------------------------------------------
             LIABILITIES, NET OF CAPITAL DEFICIENCY
CURRENT LIABILITIES :
    Credit and loans from banks (note 7)                       12,980            114,218             26,083
    Accounts payable and accruals:
       Trade                                                  201,584            252,532             57,668
       Accrued interest, in respect of notes
           payable (note 6)                                     8,887              8,374              1,912
       Other                                                   20,067             16,215              3,703
                                                             --------           --------           --------
           T o t a l  current liabilities                     243,518            391,339             89,366
                                                             --------           --------           --------
LONG-TERM LIABILITIES:
    Liability for employee rights upon retirement,
       net of amount  funded (note 5)                           2,177              2,749                628
    Bank loans, net of current maturities (note 7)            116,204
    Notes payable (note 6)                                    568,799            535,915            122,383
    Other, net of current maturities (note 8)                                     45,724             10,442
                                                             --------           --------           --------
           T o t a l long-term liabilities                    687,180            584,388            133,453
                                                             --------           --------           --------
COMMITMENTS AND CONTINGENT
    LIABILITY (note 9)
                                                             --------           --------           --------
           T o t a l  liabilities                             930,698            975,727            222,819
                                                             --------           --------           --------
CAPITAL DEFICIENCY (note 10):
    Share capital (ordinary shares of
       NIS 1 par value - authorized, issued
       and outstanding - 100,000 as of
       December 31, 2002 and 2003)                                135                135                 31
    Additional paid-in capital                                251,198            251,198             57,364
    Accumulated deficit                                      (780,968)          (725,029)          (165,569)
                                                             --------           --------           --------
           T o t a l  capital deficiency                     (529,635)          (473,696)          (108,174)
                                                             --------           --------           --------
                                                              401,063            502,031            114,645
                                                             ========           ========           ========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                              2001               2002              2003                2003
                                            --------           --------           --------           --------
                                                                                                   CONVENIENCE
                                                                                                   TRANSLATION
                                                                                                      INTO
                                                                                                   U.S. DOLLARS
                                                     ADJUSTED NEW ISRAELI SHEKELS                  (NOTE 2C(3))
                                            ----------------------------------------------           --------
                                                                      (IN THOUSANDS)
                                            -----------------------------------------------------------------
REVENUES                                     673,917            694,670            711,416            162,461
COST OF REVENUES (note 13a)                  490,544            449,317            476,382            108,788
                                            --------           --------           --------           --------
GROSS PROFIT                                 183,373            245,353            235,034             53,673
SELLING AND MARKETING EXPENSES                67,651             73,683             88,797             20,278
ADMINISTRATIVE AND GENERAL
    EXPENSES                                  49,142             42,452             40,195              9,179
                                            --------           --------           --------           --------
OPERATING PROFIT                              66,580            129,218            106,042             24,216
FINANCIAL EXPENSES, net (note 13c)          (124,924)           (66,174)           (50,103)           (11,442)
OTHER EXPENSES (note 13d)                    (11,514)
SHARE IN LOSSES OF ASSOCIATED
    COMPANIES, net (note 13e)                   (788)              (470)
                                            --------           --------           --------           --------
NET INCOME (LOSS) FOR THE YEAR               (70,646)            62,574             55,939             12,774
                                            ========           ========           ========           ========






    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
                   STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY




                                                              ADDITIONAL
                                                      SHARE     PAID-IN  ACCUMULATED
                                                     CAPITAL    CAPITAL    DEFICIT      TOTAL
                                                     --------   --------   --------    --------
                                                                  (IN THOUSANDS)
                                                     ------------------------------------------
 IN ADJUSTED NEW ISRAELI SHEKELS OF DECEMBER 2003:
BALANCE AT JANUARY 1, 2001                                135    251,198   (772,896)   (521,563)
CHANGE DURING 2001 - loss                                                   (70,646)    (70,646)
                                                     --------   --------   --------    --------
BALANCE AT DECEMBER 31, 2001                              135    251,198   (843,542)   (592,209)
CHANGE DURING 2002 - net income                                              62,574      62,574
                                                     --------   --------   --------    --------
BALANCE AT DECEMBER 31, 2002                              135    251,198   (780,968)   (529,635)
CHANGE DURING 2003 - net income                                              55,939      55,939
                                                     --------   --------   --------    --------
BALANCE AT DECEMBER 31, 2003                              135    251,198   (725,029)   (473,696)
                                                     ========   ========   ========    ========

CONVENIENCE TRANSLATION INTO U.S. DOLLARS
    (NOTE 2C(3)):
BALANCE AT JANUARY 1, 2003                                 31     57,364   (178,343)   (120,948)
CHANGE DURING 2003 - net income                                              12,774      12,774
                                                     --------   --------   --------    --------
BALANCE AT DECEMBER 31, 2003                               31     57,364   (165,569)   (108,174)
                                                     ========   ========   ========    ========





    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                                                 (Continued) - 1
                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                2001        2002        2003        2003
                                                              --------    --------    --------    --------
                                                                                                CONVENIENCE
                                                                                                TRANSLATION
                                                                                                   INTO
                                                                                                U.S. DOLLARS
                                                               ADJUSTED NEW ISRAELI SHEKELS     (NOTE 2C(3))
                                                              --------------------------------    --------
                                                                             (IN THOUSANDS)
                                                              --------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss) for the year                              (70,646)     62,574      55,939      12,774
   Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
     Income and expenses not involving cash flows:
        Depreciation and amortization                           69,505      48,608      51,413      11,741
        Write off of certain fixed assets                                    6,151       1,853         423
        Benefit arising from (amounts charged in
           respect of) employee stock option plan                  461        (461)
        Liability for employee rights upon retirement - net        441        (801)        572         131
        Share in losses of associated companies                    788         470
        Sundry                                                                              26           6
        Accrued interest and exchange and linkage
           differences on long-term liabilities                103,079      65,864     (36,292)     (8,288)
        Gain from reacquisition of notes payable                           (33,810)
     Changes in operating asset and liability items:
        Decrease (increase) in accounts receivable:
           Trade, including long-term                            1,583       9,686     (47,095)    (10,755)
           Other                                                (1,049)      1,703      (2,265)       (517)
        Increase (decrease) in accounts payable
           and accruals:
           Trade, including long-term                          (18,680)     (9,191)     66,108      15,097
           Other                                                (2,172)      1,241      (3,852)       (880)
                                                              --------    --------    --------    --------
   Net cash provided by operating activities                    83,310     152,034      86,407      19,732
                                                              --------    --------    --------    --------

                                                                 (Concluded) - 2

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                        2001        2002        2003        2003
                                                      --------    --------    --------    --------
                                                                                        CONVENIENCE
                                                                                        TRANSLATION
                                                                                           INTO
                                                                                        U.S. DOLLARS
                                                        ADJUSTED NEW ISRAELI SHEKELS    (NOTE 2C(3))
                                                      --------------------------------    --------
                                                                       (IN THOUSANDS)
                                                      --------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets                            (17,427)    (42,797)    (22,118)     (5,051)
   Amounts carried to other assets and deferred
       charges                                          (7,820)
   Investments in associated companies                    (746)
   Proceeds from sale of fixed assets                                              134          30
                                                      --------    --------    --------    --------
   Net cash used in investing activities               (25,993)    (42,797)    (21,984)     (5,021)
                                                      --------    --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Short-term bank credit, net                          (1,274)       (781)      1,034         236
   Long-term bank loans received                                                42,544       9,715
   Discharge of long-term loans and other long-term
      liabilities                                       (2,443)   (104,119)    (60,324)    (13,775)
   Reacquisition of notes payable, net                             (55,401)
                                                      --------    --------    --------    --------
   Net cash used in financing activities                (3,717)   (160,301)    (16,746)     (3,824)
                                                      --------    --------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                          53,600     (51,064)     47,677      10,887
BALANCE OF CASH AND CASH
   EQUIVALENTS AT BEGINNING OF YEAR                      8,682      62,282      11,218       2,562
                                                      --------    --------    --------    --------
BALANCE OF CASH AND CASH
   EQUIVALENTS AT END OF YEAR                           62,282      11,218      58,895      13,449
                                                      ========    ========    ========    ========
SUPPLEMENTARY DISCLOSURE OF CASH
   FLOW INFORMATION:
   Cash paid during the year for interest               18,615      14,496      75,342      17,205
                                                      ========    ========    ========    ========
   Income taxes paid                                       522         438         416          95
                                                      ========    ========    ========    ========


SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS

At December 31, 2001, 2002 and 2003, trade payables include NIS 59,952,000, NIS 44,113,000 and NIS 43,510,000 ($ 9,936,058), respectively, in respect of acquisition of fixed assets. These balances will be given recognition in these cash flow statements upon payment.


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

     A. Barak I.T.C. (1995) - The International Telecommunications Services Corp. Ltd. ("the Company"), an Israeli company, provides international telecommunications services which include voice, data, Internet and international services to the business and residential markets in Israel (for segment information, see note 15). The Company is one of the three companies licensed by the Ministry of Communications of the State of Israel to provide international telecommunications services. The Company commenced providing international voice services on July 4, 1997.

          The initial period of the license, issued on February 4, 1997, is 10 years, commencing February 1997 ("the license period"). The Minister of Communications is entitled to extend the license for one or more ten-year periods. At the end of the license period (if not extended) or the extended periods, the new licensee will negotiate with the Company in order to purchase the Company's international telecommunications equipment and services at their fair value.

          The Company's license sets out conditions for the Company's activities and stipulates, inter alia, the maximum weighted average rate the Company is allowed to charge for its services until December 31, 2002. In December 2000, the Company's license was amended and as of that date the maximum rate restrictions were cancelled. Moreover, the license obligated the Company to pay access fees to Bezeq, Israel Telecommunications Corp. Limited ("Bezeq"), currently the only non-cellular domestic telephone operator in Israel, in respect of outgoing and incoming traffic passing through the switched international telecommunication system of the Company. As from January 1, 2002, access fees to Bezeq were cancelled. In 2001, total access fees included in cost of revenue, were adjusted NIS 64,551,000. The Company is also obligated to pay royalties to the Government of Israel, see note 9(a)(2).

          Under the terms of the license, the Company has provided a bank guarantee to the Government of Israel in the amount of approximately $ 20 million (adjusted NIS 93 million) as security for compliance with the terms of the license, see note 14d. On January 6, 2002 the Israeli Ministry of Communications amended the license by reducing the bank guarantee to $ 2 million (adjusted NIS 9.3 million).

     B. The Company's subsidiary was established by the Company, mainly for the purpose of holding its associated companies (see also note 13e).

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies, applied on a consistent basis, except for the change in the accounting treatment of impairment of assets, as explained in o below, are as follows:

     A.   ACCOUNTING PRINCIPLES

          The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel. As applicable to these financial statements, Israeli GAAP vary in certain significant aspects from U.S. GAAP, as described in note 16.

     B.   USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     C.   ADJUSTED FINANCIAL STATEMENTS:

          1) The financial statements have been prepared on the basis of historical cost adjusted to reflect the changes in the general purchasing power of Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel. All figures in the financial statements are presented in adjusted New Israeli Shekels ("NIS") of December 2003 which have a uniform purchasing power - based upon the changes in the Israeli Consumer Price Index (the "Israeli CPI"; see also note
               12d). As to the discontinuance of adjusting financial statements for the effects of inflation, with effect from January 1, 2004, see r(1) below.

               The adjustment of the financial statements is based on the accounts of the Company and its subsidiary, maintained in nominal NIS, see note 17.

               The components of the statements of operations were, for the most part, adjusted as follows: the components relating to transactions carried out during the year - revenues, labor and other costs, etc. - were adjusted on the basis of the index for the month in which the transaction was carried out, while those relating to non-monetary balance sheet items (primarily - depreciation and amortization) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms, the erosion of balances of monetary items during the year and gains and losses on transactions in financial instruments.

          2) The adjusted amounts of non-monetary assets, do not necessarily represent realization value or current economic value, but only the original historical values, adjusted to reflect the changes in the general purchasing power of Israeli currency. In these financial statements, the term "cost" signifies cost in adjusted Israeli currency.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          3)   Convenience translation into U.S. dollars ("dollars" or "$")

               The adjusted NIS figures at December 31, 2003 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2003 ($ 1.00 = NIS 4.379). The translation was made solely for the convenience of the reader. The dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

     D.   PRINCIPLES OF CONSOLIDATION:

          1) The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary.

          2)   Intercompany balances and transactions have been eliminated.

     E.   INVESTMENT IN ASSOCIATED COMPANIES:

          The investment in these companies is accounted for by the equity method.

     F.   FIXED ASSETS:

          1)   These assets are stated at cost.

          2) Direct consultation and supervision costs relating to setting up of the Company's switching system, communications equipment and information system for recording and billing calls are capitalized to cost of the assets.

          3) Fixed assets are depreciated by the straight-line method, on basis of their estimated useful life.

               Annual rates of depreciation are as follows:


                                                                          %
                                                                         ---
                 Switching system and communications equipment          10-33
                                                                     (mainly 10)
                 Hardware and software for information systems        20;25;33
                 Office equipment and furniture                          7-15


               Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

          4) Payments in respect of indefeasible rights to use fiber optic cables by the Company for a period of fifteen years (the term of the contract) are capitalized and amortized by the straight-line method over the term of the contract.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          5)   Computer Software Costs

               The cost of internal-use software which has a useful life in excess of one year is capitalized in accordance with Statement of Position (SOP) No.98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 3 to 5 years.

     G.   DEFERRED CHARGES:

          Notes issuance costs are amortized over the term of the Notes, using the effective interest method.

          The amortization expenses totaled adjusted NIS 1,196,000, adjusted NIS 1,116,000 and adjusted NIS 1,035,000 in 2001, 2002 and 2003, respectively.

     H.   CASH EQUIVALENTS

          The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

     I.   REVENUE RECOGNITION

          The company recognizes voice products revenue based upon minutes of traffic processed. The company recognizes other revenues when services are provided in accordance with contract terms.

     J.   COST OF REVENUE

          Cost of revenue represents mainly network costs which consist of access, handling, settlement costs, royalties to the Government of Israel and other costs. Such costs are recognized when incurred in connection with the provision of telecommunications services.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     K.   ADVERTISING EXPENSES

          Advertising expenses are charged to the statement of operations as incurred. Advertising expenses included in selling and marketing expenses for the years ended December 31, 2001, 2002 and 2003 aggregate NIS 15,545,000, NIS 24,970,000 and NIS 34,813,000 respectively.

     L.   CONCENTRATION OF CREDIT RISKS - ALLOWANCE FOR DOUBTFUL ACCOUNTS:

          1) Most of the Company's revenues are derived from a large number of customers. Accordingly, the Company's trade balances do not represent a substantial concentration of credit risk.

               An appropriate allowance for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses, determined as a percentage of specific debts doubtful of collection for the years ended December 31, 2001, 2002 and 2003 aggregated NIS 8,411,000 NIS 8,329,000 and NIS 5,040,000, respectively (see also note 13b).

          2) The cash and cash equivalents of the Company and its subsidiary were deposited with leading Israeli banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

     M.   DEFERRED TAXES

          Deferred taxes are computed in respect of differences between the amounts presented in these financial statements and those taken into account for tax purposes, at the tax rate expected to be in effect at time of release to income from the deferred tax accounts.

     N.   FOREIGN CURRENCY TRANSLATION AND BALANCES

          Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions reflected in the statement of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     O.   IMPAIRMENT OF LONG-LIVED ASSETS

          In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standards Board - "Impairment of Assets", became effective. This standard requires a periodic review to evaluate the need for a provision for the impairment of the company's non-monetary assets - fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies.

          Commencing 2003, the company assesses - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets. When such indicators of impairment are present, the company evaluates whether the carrying value of the asset in the company's accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

          The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

          The impairment loss is carried directly to income. Where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

          Through December 31, 2002, the company and its subsidiary applied the provisions for assessing and recording impairment of long-lived assets, prescribed by U.S. GAAP. The change in accounting treatment of impairment in 2003, as described above, had no material effect on the consolidated financial statement.

     P.   DERIVATIVES

          All of the Company's foreign exchange derivatives are designated as, and effective as, a hedge. A derivative qualifies as a hedge if: (1) the item to be hedged, exposes the Company to a risk, (2) the related derivative reduces that exposure and is inversely correlated to the hedged item, and (3) the derivative is designated at inception for hedging purposes.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          Gains and losses on derivatives that are hedging existing assets or liabilities are recognized in income commensurate with the results from those assets or liabilities. Balances receivable or payable in respect of such derivatives are included in the balance sheets among current assets or liabilities, as appropriate. Gains and losses related to currency derivatives that are hedging firm commitments or anticipated transactions are deferred, and ultimately recognized in income as part of the measurement of the results of the underlying hedged transactions. Cash flows from derivatives are recognized in the statements of cash flows together with results from the hedged item under cash flows used in operating activities. The net premium paid or received in respect of currency options is presented in the balance sheets among accounts receivable or payable as appropriate, and charged to financial expenses (income) over the term of the options.

     Q.   STOCK BASED COMPENSATION

          The company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion No.("APB") 25 "Accounting for Stock Issued to Employees"("APB 25") and related interpretations. Under APB 25 compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

     R.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

          In October 2001, the Israeli Accounting Standards Board ("the IASB") issued Israel Accounting Standard No.12 - Discontinuance of Adjusting Financial Statements for inflation, which provided for the discontinuance of adjusting financial statements for the effects of inflation, as of January 1, 2003. In December 2002, Accounting Standard No.17 was issued that postponed the date from which Accounting Standard No.12 is to be applied until January 1, 2004. The inflation-adjusted amounts as of December 31, 2003, as presented in these financial statements, will be the base for the nominal-historical financial reporting in the following periods. The implementation of Standard No.12 will mainly affect the financing expenses item.

NOTE 3 - LONG-TERM TRADE RECEIVABLE

     The amount represents the balance due for sale of Indefeasible Rights of Use ("IRU") of international communication cables.

     The balance of the amount receivable, as of December 31, 2003 (linked to the dollar and bear interest at the rate of 5%), is payable in the following years:


                                                        ADJUSTED NIS
                                                       (IN THOUSANDS)
                                                       --------------
     2004 - Current maturity
       (presented in current assets - trade)                17,038
     2005                                                   17,153
     2006                                                   10,989
                                                            ------
                                                            28,142
                                                            ------
                                                            45,180
                                                            ======

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FIXED ASSETS:

     A. Composition of assets, grouped by major classifications, is as follows:


                                                       ACCUMULATED
                                                       DEPRECIATION
                                        COST         AND AMORTIZATION   DEPRECIATED BALANCE
                                 -----------------   -----------------   -----------------
                                    DECEMBER 31         DECEMBER 31         DECEMBER 31
                                 -----------------   -----------------   -----------------
                                  2002      2003      2002      2003      2002      2003
                                 -------   -------   -------   -------   -------   -------
                                    ADJUSTED NIS        ADJUSTED NIS        ADJUSTED NIS
                                 -----------------   -----------------   -----------------
                                                      (IN THOUSANDS)
                                 ---------------------------------------------------------
Switching system and
  communications equipment       178,243   188,619    96,563   115,769    81,680    72,850
Hardware and software
   for information systems       118,876   131,461    91,700   104,117    27,176    27,344
Payments in respect of leased
   cables, see note 2f(4)        200,624   232,970   *55,103   *72,075   145,521   160,895
Office furniture and equipment    11,856    12,600     4,849     5,255     7,007     7,345
Leasehold improvements            26,381    27,267    13,531    16,501    12,850    10,766
                                 -------   -------   -------   -------   -------   -------
                                 535,980   592,917   261,746   313,717   274,234   279,200
                                 =======   =======   =======   =======   =======   =======

     * Including adjusted NIS 6,151,000 and NIS 1,853,000 in respect of write off of certain fixed assets as of December 31, 2002 and 2003, respectively.

     B. Depreciation and amortization in respect of fixed assets totaled adjusted NIS 56,796,000, adjusted NIS 53,640,000 and adjusted NIS 52,231,000 in 2001, 2002 and 2003, respectively.

     C.   As to pledges on assets to secure bank credit facility, see note 7a.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - EMPLOYEE RIGHTS UPON RETIREMENT:

     A. Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company's severance pay liability to its employees, based upon length of service and the latest monthly salary (one month's salary, based on salary components which, in management's opinion, create entitlement to severance pay, for each year worked), is mainly covered by purchase of insurance policies in the name of the Company.

          The amounts accrued and the portion funded by these policies are reflected in the balance sheets as follows:


                                                                     DECEMBER 31
                                                                   ---------------
                                                                   2002      2003
                                                                   -----     -----
                                                                     ADJUSTED NIS
                                                                   ---------------
                                                                   (IN THOUSANDS)
                                                                   ---------------
          Liability for severance pay                             11,267    12,036
          L e s s - amount funded                                  9,090     9,287
                                                                   -----     -----
          Unfunded portion - balance sheet accrual                 2,177     2,749
                                                                   =====     =====


          The Company may only withdraw the amounts funded by the said policies upon dismissal of an employee or upon termination of employment. Under some labor agreements, subject to certain limitations, the insurance policies are transferred to the ownership of the beneficiary employees.

     B. The gross severance pay expense was adjusted NIS 4,058,000, adjusted NIS 3,889,000 and adjusted NIS 3,394,000 in 2001, 2002 and 2003, respectively.

          The income (loss) from amounts funded by insurance policies is adjusted NIS 218,000, adjusted NIS 729,000 and adjusted NIS (13,000) in 2001, 2002 and 2003, respectively.

NOTE 6 - NOTES PAYABLE:

     A. On November 28, 1997, the Company issued Notes in an aggregate principal amount of $ 183 million, due 2007. The Notes were issued at a discount on their aggregate principal amount at maturity and generated gross proceeds of $ 100.2 million representing adjusted NIS
          412.7 million at date of issuance (net proceeds were approximately $
          97.2 million after deducting commissions and offering expenses). The Notes were accrued at the rate of 12.5% per annum, compounded semi-annually, until November 15, 2002. Cash interest have not been accrued or paid on the Notes until November 15, 2002. On and after November 15, 2002, cash interest is accrued on the outstanding aggregate principal amount at maturity of the Notes at the rate of 12.5% per annum and is payable semi-annually on each May 15 and November 15, commencing May 15, 2003. As of December 31, 2002 and 2003, an adjusted NIS 8.9 and NIS 8.3 million is included among current liabilities in respect of accrued interest.

          On April 21, 1998, the Company exchanged all the above Notes with new Notes which have been registered under U.S. Securities Act of 1933 (as amended).

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 6 - NOTES PAYABLE (continued):

          The Notes issued are identical in all material respects to the form and terms of the original Notes, except that the new Notes are not subject to the restrictions on resale or transfer which applied to the Original Notes.

          The Company has not provided any security to the Note holders. Discharge of the Notes - principal and interest - is subordinate to repayment of the loans drawn from the secured credit facility placed at the Company's disposal by Israeli banks (see note 7).

          The Note's indenture include certain "events of default" as define therein, which entitle the Notes holders, under certain circumstances, to demand early repayment, see also note 7.

          As to restrictions placed with respect of the notes see note 10b.

     B. In 1998 and 1999, the Company acquired Notes in an aggregate principal amount of $ 40.7 million; In 2002 the company acquired Notes in an aggregated principal amount of $19.9 million (all together - "the Treasury Notes").

          Resale of Notes that the Company acquired is subject to re-registration or an exemption from registration requirements.

          The difference between the amount paid to acquire the Notes and the net carrying amount of the Notes for the year 2002 of adjusted NIS
          33.8 million is presented in the statements of operations among "financial expenses - net" see note 13c.

          The balance of the Notes is composed as follows:


                                                          DECEMBER 31
                                                      --------------------
                                                        2002        2003
                                                      --------    --------
                                                          ADJUSTED NIS
                                                      --------------------
                                                         (IN THOUSANDS)
                                                      --------------------
          Aggregate principal amount                   850,527     801,357
          Less - principal amount of Treasury Notes   (281,728)   (265,442)
                                                      --------    --------
                                                       568,799     535,915
                                                      ========    ========

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - LONG-TERM LIABILITIES - BANK CREDIT FACILITY:

     A.   GENERAL:

          1) In November 1997, the Company arranged a senior secured bank credit facility with two Israeli banks, pursuant to which the Company may, from time to time, borrow an aggregate principal amount of up to $170 million. As of May 31, 2002, in light of the company's request, the credit facility was reduced to $34 million. As of November 30, 2002, the Company utilized the entire credit facility. In 2003, 10% of the Company's borrowings under the credit facility was repaid; The balance of such borrowings is scheduled to mature between 2004 and 2006, as follows:


                 YEAR                %
                 ----               ---
                 2004               25
                 2005               30
                 2006               35
                                  ----
                                    90
                                 =====

          Interest on borrowings, other than overnight borrowings, made in NIS will be payable at an annual rate equal to either 1.0% or 1.2%, plus the average gross yield, of fixed rate marketable bonds issued by the State of Israel in NIS linked to the Israeli CPI, before the drawdown of such borrowings. In addition, all principal and interest payments on borrowings made in NIS (other than overnight borrowings) will be linked to the Israeli CPI. The company can opt to take unlinked NIS borrowings, bearing interest at the prime rate, or prime minus 0.3%, (as will be set by the bank from time to time). Interest on overnight borrowings made in NIS will be payable at an annual rate equal to 0.75% plus the average cost of funds at the last monetary auction held by the Bank of Israel prior to the drawdown of such borrowings. Interest on borrowings made in dollars will be payable at an annual rate equal to either 0.8% or 1.0% plus the LIBOR rate for loans of the same interest period as such borrowings. All interest in respect of the bank financing (other than overnight borrowings) will be payable at the end of the applicable one, two, three or six month interest period in effect.

          In June 2000, the secured bank credit facility, relating to the NIS denominated borrowings, (except for the overnight borrowings) was amended (hereafter - "the amended agreement"), to allow the Company to elect, for NIS denominated borrowings, between the above terms, or opt to take unlinked NIS borrowings, bearing interest at the prime rate, or prime minus 0.3%, (as will be set by the bank from time to time).

          2) As of December 31, 2003, the Company had utilized approximately adjusted NIS 113 million ($ 26 million) out of this credit facility.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - LONG-TERM LIABILITIES - BANK CREDIT FACILITY (continued):

               The credit facility agreements include certain covenants, which require the Company to, inter alia, fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on one of the covenants, the banks are entitled to demand early repayment of the credit facility - in whole or in part. Should such payment become due and be payable in full, under certain conditions, holders of the Company's Notes (see note 6) may demand early repayment of such Notes.

               As of December 31, 2003 the Company has violated one of the abovementioned covenants. The company is currently negotiating the amendment of the covenants with the banks. To date of approval of the financial statements, a new agreement is yet to be signed. Accordingly, as of December 31, 2003, the loans have been classified and presented under short-term liabilities.

          3) The facility is secured by a first priority floating charge on all of the Company's assets and a first priority fixed pledge over assets to be acquired by the Company. For other restrictions, see also note 10b.

     B.   LOANS RECEIVED UNDER BANK CREDIT FACILITY:

          1)   The loan amounts are comprised as follows:


                                                           DECEMBER 31
                                                        ----------------
                                                          2002     2003
                                                        -------   ------
                                                          ADJUSTED NIS
                                                        ----------------
                                                         (IN THOUSANDS)
                                                        ----------------
                 Linked to Israeli CPI                   86,337   77,647
                 Linked to Dollar                                 35,470
                 Unlinked                                42,780
                                                        -------   ------
                                                        129,117   13,117
                                                        =======   ======


               Weighted interest rates, as of December 31, 2003, for amounts linked to the CPI and linked to Dollar, were 6.6% and 2.4%, respectively. Linkage terms apply both to principal and interest.


          2) If no demand for early repayment is made (see also a(2) above), the loans mature in the following years after December 31, 2003, as follows:

                                          ADJUSTED NIS
                                         (IN THOUSANDS)
                                            -------
                 First year                  31,421
                 Second year                 37,706
                 Third year                  43,990
                                            -------
                                            113,117
                                            =======

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LONG TERM LIABILITY - OTHER:

     This amount represents balance due in respect of the purchase of IRU of international communication cables and is linked to the dollar and bear interest at the rate of 5%.

     The liability mature in the following years after December 31, 2003:


                                                        ADJUSTED NIS
                                                       (IN THOUSANDS)
                                                       --------------
     2004 - Current maturity
        (presented in current liabilities - trade)         28,724
     2005                                                  28,027
     2006                                                  17,697
                                                           ------
                                                           45,724
                                                           ------
                                                           74,448
                                                           ======


NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITY:

     A.   COMMITMENTS:

          1)   Lease commitments

               The Company has entered into several lease agreements for the premises it uses. The term of the leases expired on March 14, 2007. The annual lease fees for the premises for 2001, 2002 and 2003, were approximately adjusted NIS 2.6 million, approximately adjusted NIS 2.7 million and approximately adjusted NIS 3.1 million, respectively. The lease fees are linked to the Israeli CPI. The minimum projected annual lease fees for the facilities are as follows:


                              ADJUSTED NIS
                             (IN MILLIONS)
                             -------------
               2004               2.4
               2005               2.3
               2006               2.2
               2007               0.5
                                -----
                                  7.4
                                =====

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITY (continued):

          2)   Royalty Commitments

               The company is obligated to pay royalties to the Government of Israel, at a varying rate of its revenues from most of the international telecommunications services, net of access fees, settlement payments to foreign carriers and bad debts. The total amount of royalties and the period over which they are payable are unlimited. Through January, 2001, 5% royalties were paid to the Government; On June 18, 2001, the Knesset's Finance Committee approved the "Telecommunications (Royalties) Regulations, 2001" (hereafter- the Regulations), which changed the old regulations and reduced the percentage of royalties payable by companies from 5% to 4.5% in 2001, 4% in 2002 and 2003 and 3.5% in 2004 and
               thereafter. In addition, the basis in respect of which the royalties are paid has been expanded by the new regulations.

               The royalties expense was adjusted NIS 11,429,000, adjusted NIS 12,535,000 and adjusted NIS 10,562,000 in the years ended December 31, 2001, 2002 and 2003, respectively.

     B.   CONTINGENT LIABILITY:

          1) A lawsuit has been filed against the companies supplying international telecommunication services, including the Company, along with a petition to certify the lawsuit as a class action. The plaintiffs claim that they were charged with VAT by the said companies, in respect of telephone calls they made, while they were abroad, by using telecards of those companies or by ordering the calls on a collection basis. The plaintiffs maintain that they should not have been charged with VAT. The Company's position is that it collected the VAT in question, in accordance with specific guidelines given to the Company by the Customs and VAT Department in 1997. All such VAT collected from customers was paid by the Company to the VAT authorities.

               On August 25, 2003, the Court gave its verdict ruling that both the claim and the petition, which sought approval of the claim as a class action, should be struck off. An appeal against this verdict was submitted to the Supreme Court on October 13, 2003.

               In the opinion of the Company's management, based upon advice of legal counsel handling the lawsuit, it is not possible, at this stage, to evaluate the chances of acceptance the appeal, and therefore no provision, in respect thereto, has been made on the books.

          2) On February 6, 2003, a claim was filed against the company in respect of its alleged breach of its obligations to supply a particular communications service to the plaintiff. For the purpose of computing the court fees, the claim has been registered in the amount of NIS 2 million, but the plaintiff is entitled to increase this amount.

               On April 30, 2003, the company submitted its statement of defense together with a motion for the claim to be dismissed. The court has not yet ruled theron.

               At this stage, the company's legal counsel are unable to assess the chances of the aforesaid claim, but in the company's opinion, the claim cannot be substantiated and therefore no provision in respect thereof has been included in the financial statements.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS' EQUITY:

     A.   EMPLOYEE STOCK OPTION PLAN:

          1) In November 1998, the Company's Board of Directors approved an employee stock option Plan (hereafter - the plan).

               Under the Plan, 5,249 stock options were authorized, to be issued to senior employees of the Company. Each option can be exercised to purchase one ordinary share of NIS 1 par value of the Company.

               The Plan was in force for 5 years commencing January 1, 1999. Option not yet granted as of December 31, 2003 have expired. Any option not exercised within 5 years from its date of grant, or an earlier date specified in the option agreement between the Company and the respective employee (hereafter - the Effective
               Date), will expire. The options will be exercisable, subject to the vesting schedule, into shares of the Company, only if the shares of the Company are listed on a recognized stock exchange and subject to payment of the exercise price. Should the Company's shares not be so listed, the grantees will be eligible to claim a cash reward based on the difference between the Company's value on the exercise date and the pre determined exercise price, provided the amount of the Company's earnings before interest, taxes, depreciation and amortization is positive.

               From the Effective Date, options vest 60% after two years, 80% after three years and 100% after four years, provided the employee is still in the Company's employ.

               The rights of the ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the Company.

               In December 2001, the Company's Board of Directors resolved to make certain amendments in the terms of the options granted prior to that date with the general effect of prolonging the vesting of each of the above portions and the expiration of the options by one year, subject to certain exceptions. It was further resolved that no options shall vest prior to June 30, 2002, subject to certain exceptions. In addition, the exercise price of the options granted was decreased so that such exercise price shall be calculated based on the Company's value set, for the purpose of calculating the exercise price only, at $90 million on a fully diluted basis.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SHAREHOLDERS' EQUITY (continued):

          2)   Following is a summary of the status of the plan:


                                           YEAR ENDED DECEMBER 31
                                           ---------------------
                                           2001    2002    2003
                                           -----   -----   -----
                                             NUMBER OF SHARES
                                           ---------------------
Options outstanding at beginning of year   3,885   3,278   3,069
Options granted during the year              445      99
Options forfeited during the year          1,052     308   1,650
                                           -----   -----   -----
Options outstanding at end of year         3,278   3,069   1,419
                                           =====   =====   =====
Remaining weighted average contractual
   life at year- end                         3.1     2.1     1.2
                                           =====   =====   =====
Options available for future grant         1,971   2,180
                                           =====   =====


               The exercise price of the options following the board of directors resolution from 2002 (see (1) above) is $856. In case the Company's shares are listed (see (1) above), the exercise price will be reduced by 10%.

          3)   Accounting treatment of the plan

               As long as the Company's shares are not listed (i.e. the grantees are entitled to a cash reward under the terms of the Plan), the Company accrues a liability in respect of the benefits arising to the employees in respect of the Plan. The Company recognizes compensation expense (income), over the vesting period, based on the grantees' entitlement to a cash reward under the terms of the Plan. Such expense (income) is charged to income as salary expenses - net, mainly under "General and Administrative Expenses". Compensation expense (income) recognized in 2001, 2002 and 2003 amounted to adjusted NIS 461,000, adjusted NIS (461,000) and Nil, respectively. As at December 31, 2002 and 2003, no liability or cash reward is reflected in the accounts, as the Company's management estimate that the net value of the Company is below the value used to determine the exercise price of the options (see (1) above).

     B.   ACCUMULATED DEFICIT

          Under the terms of the Notes payable and the bank credit facility (see notes 6 and 7), the Company has undertaken not to transfer any amount, including dividends, to its shareholders, except in cases specified in the Notes payable and the bank credit facility.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME:

     A. MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 ("THE INFLATIONARY ADJUSTMENTS LAW")

          Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

     B.   TAX RATES APPLICABLE TO INCOME OF THE COMPANY

          The Company's income is taxed at the regular rate of 36%.

     C.   DEFERRED TAXES AND LOSSES CARRIED FORWARD TO FUTURE YEARS

          At December 31, 2002 and 2003, the Company had carryforward losses of adjusted NIS 740 million and adjusted NIS 643 million, respectively. The carryforward losses are linked to the CPI and can be utilized indefinitely.

          Due to the uncertainty as to utilization of the tax losses carryforward, the Company did not provide for deferred income taxes in the reported periods.

     D.   TAX ASSESSMENTS

          The Company and its subsidiary have not been assessed for tax purposes since formation.

          Tax assessments filed by the company through the year ended December 31, 1998 are considered to be final.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

     A.   Monetary balances as of December 31, 2003 are composed as follows:


                           IN DOLLARS OR            LINKED TO    LINKED TO
                              LINKED               THE ISRAELI   THE SDR*
                             THERETO     UNLINKED      CPI      AND OTHER
                             --------    --------   --------    --------
                                    ADJUSTED NIS (IN THOUSANDS)
                             -------------------------------------------
Current assets                 27,006     187,455                    155
                             --------    --------               --------
Liabilities:
    Current liabilities       160,314      77,570     77,647     102,138
    Long-term liabilities     555,309       2,749
                             --------    --------   --------    --------
                              715,623      80,319     77,647     102,138
                             --------    --------   --------    --------
Total assets (liabilities)   (688,617)    107,136    (77,647)   (101,983)
                             ========    ========   ========    ========

          * SDR (Special Drawing Rights) - a basket which comprises currencies of various countries, designated for international settlements.

     B.   DERIVATIVES:

          1)   General

               A significant amount of the Company's costs is denominated in foreign currencies, which gives rise to exposure to risks from changes in foreign exchange rates. Derivatives are utilized by the Company to reduce those risks, as explained in this note. As the counter parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote. The Company does not hold or issue financial instruments for trading purposes.

          2)   Foreign exchange risk management

               The Company enters into currency swap agreements , purchases and writes foreign currency options, and engage in forward contracts in order to protect itself against the risk that the eventual cash flows resulting from the existing assets and liabilities will be affected by changes in exchange rates. The writing of such options is part of a comprehensive hedging strategy and is designed to effectively swap the currencies relating to existing assets and liabilities. Each of the options written is combined with purchase of an option for the same period and the same notional amount. The term of all those contracts is less than one year.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):


               The notional amounts, as of December 31, 2002 and 2003, relating to foreign currency derivatives for conversion of dollars into NIS are as follows:


                                    DECEMBER 31
                                    -----------
                                    2002   2003
                                    ----   ----
                                    ADJUSTED NIS
                                    IN MILLIONS
                                    -----------
                Forward contracts      5     50
                                    ====   ====
                Options purchased     68     80
                                    ====   ====
                Options written       51     59
                                    ====   ====
                Currency swaps        83
                                    ====


     C.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The financial instruments of the Company and its subsidiary consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities). The Company also has some derivatives. In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the Notes payable at December 31, 2003 is approximately adjusted NIS 410 million. The fair value is based on a market quotation of the Company's Notes as of December 31, 2003.


     D.   DATA REGARDING THE EXCHANGE RATE AND THE ISRAELI CPI:


                                                          EXCHANGE RATE  ISRAELI
                                                          OF ONE DOLLAR   CPI*
                                                          -------------   ----
                At December 31:
                    2001                                     4.416      170.91
                    2002                                     4.737      182.01
                    2003                                     4.379      178.58
                Increase (decrease) during the year:
                    2001                                     9.3%         1.4%
                    2002                                     7.3%         6.5%
                    2003                                    (7.6%)       (1.9%)

     * Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:


                                                           2001          2002          2003
                                                         --------      --------      --------
                                                                      ADJUSTED NIS
                                                         ------------------------------------
                                                                     (IN THOUSANDS)
                                                         ------------------------------------
A. COST OF REVENUES:
    Cost of services (including payments to other
        telecommunication companies and rent and
        maintenance of communication lines)               377,394       337,220       379,214
    Depreciation - (including write off of
        certain fixed assets, also see note 4)             47,160        45,304        43,233
    Payroll and related expenses                           32,068        28,614        28,162
    Sundry                                                 33,922        38,179        25,773
                                                         --------      --------      --------
                                                          490,544       449,317       476,382
                                                         ========      ========      ========
B. CHANGES IN PROVISION FOR DOUBTFUL ACCOUNTS:
    Balance at beginning of year                           16,192        21,030        23,989
    Changes during the year:
        Doubtful accounts - charged to expenses             8,411         8,329         5,040
        Bad debts                                          (3,573)       (5,370)       (3,833)
                                                         --------      --------      --------
    Balance at end of year                                 21,030        23,989        25,196
                                                         ========      ========      ========
C. FINANCIAL EXPENSES:
    Interest income                                        (1,031)       (3,014)       (2,177)
    Interest expense                                     * 84,400      * 86,300        76,600
    In respect of derivatives - net                        (4,145)        3,771         6,706
    Gain from reacquisition of Notes                                    (33,810)
    Exchange differences - net                            *45,641       *13,312       (35,726)
    Other - net (mainly erosion of monetary balances
       and amortization of Notes issuance costs)               59          (385)        4,700
                                                         --------      --------      --------
                                                          124,924        66,174        50,103
                                                         ========      ========      ========


                                 * reclassified.

     D.   OTHER EXPENSES

          Expenses in 2001 are in respect of the company's participation in a tender for a general license to provide domestic telecommunication services in Israel on the basis of a wireless approach network (hereafter - the tender):

          In anticipation that it would be granted the above license and since the expenses involved in participating in the tender could be identified and accurately measured, the Company deferred such expenses, starting from the third quarter of 2000.

          During the second quarter of 2001, due to the uncertainty of the regulatory environment in general and of the outcome of tender in particular, the management of the Company decided to charge to income all the expenses related to the tender that were deferred in prior periods, including expenses accumulated during the second quarter. These expenses are included in "other expenses". During the third quarter of 2001, the Company decided to withdraw from the tender. Eventually all the participants withdrew from the tender and it had been cancelled.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

     E. As of December 31, 2002, the company has an investment in one associated company, with the original cost of adjusted NIS 448,000 (which approximates the book value of the acquired equity). The balance of the investment in this associated company was written off in 2002. Accordingly, share in losses of associated company in 2002 include adjusted NIS 231,000 in respect of above mention write down provision.

NOTE 14 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

     A. BALANCES WITH RELATED PARTIES - current accounts*, see also c. and e. below:


                                                 DECEMBER 31
                                             -------------------
                                              2002         2003
                                             ------       ------
                                                 ADJUSTED NIS
                                                (IN THOUSANDS)
                                             -------------------
          Accounts payable                   30,212       54,050
                                             ======       ======


          * These accounts are mainly in dollars or in SDR and do not bear interest.

     B.   TRANSACTIONS WITH RELATED PARTIES, see also c. and e. below:


                                                      2001       2002       2003
                                                     ------     ------     ------
                                                              ADJUSTED NIS
                                                             (IN THOUSANDS)
                                                     ----------------------------
          Revenues                                   31,432     29,544     13,959
                                                     ======     ======     ======
          Cost of revenues (mainly international
             settlement costs)                       68,558     51,242     35,120
                                                     ======     ======     ======


     C. In the ordinary course of business, related parties provide certain services to the Company.

          The above transactions and balances do not include revenues from outgoing international telecommunications services rendered by the Company, in the ordinary course of business, to related parties. Due to the large number of customers to whom services are rendered and the small volume of services to each customer, such transactions are not segregated or recorded separately.

     D. The Company's shareholders, in proportion to their relative shareholding, have undertaken to settle the Company's liability to a bank if the bank guarantee provided by the Company (see also note 1) is called up and the Company is unable to settle that liability.

     E.   SHAREHOLDERS' AGREEMENT

          The beneficial shareholders of the Company (Clalcom Ltd., Sprint International Incorporated ("Sprint"), a wholly-owned subsidiary of Sprint, France Cables et Radio S.A., a wholly-owned subsidiary of France Telecom ("FCR"), Deutche Telekom ("DT") and Matav-Cable Systems Media Ltd.) are parties to a shareholders' agreement pursuant to which they have agreed upon certain measures for the joint control of the Company. The agreement also provides for further arrangements in the field of telecommunications, including standard direct interconnection agreements, on commercially reasonable terms with each of Sprint, FCR and DT or companies controlled by them, for voice and other telecommunication services.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - BUSINESS SEGMENTS:

     A. The Company has one main business segment, the voice services. The voice services include a range of services such as international digital direct dial, calling cards, carrier services and other value added services that allow voice communications. The Company also provides other services (see also note 1a).

          The Company does not evaluate assets and liabilities based on its business segments. Since the Company's assets and operating liabilities are jointly used by all business segments and there is no reasonable basis for such allocation, such information is not presented.

     B.   Statement of operations data:


                                               VOICE PRODUCTS               OTHER OPERATIONS                 CONSOLIDATED
                                         ---------------------------   ---------------------------   -------------------------------
                                          2001      2002      2003      2001      2002      2003      2001        2002       2003
                                         -------   -------   -------   -------   -------   -------   --------    --------   --------
                                                                       ADJUSTED NIS (IN THOUSANDS)
                                         -------------------------------------------------------------------------------------------
Revenue -
  Unaffiliated customers                 545,384   547,381   510,409   128,533   147,289   201,007    673,917     694,670    711,416
                                         =======   =======   =======   =======   =======   =======   ========    ========   ========
Segment results - operating
  income (loss)                           80,853   142,067   137,529   (14,273)  (12,849)  (31,487)    66,580     129,218    106,042
                                         =======   =======   =======   =======   =======   =======   ========    ========   ========
Financial expense - net                                                                               124,924      66,174     50,103
Other expense                                                                                          11,514
Share in losses of Associated
  Companies                                                                                               788         470
                                                                                                     --------    --------   --------
Net income (loss)                                                                                     (70,646)     62,574     55,939
                                                                                                     ========    ========   ========

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A.:

     A. The Company prepares its financial statements in accordance with Israeli GAAP; as applicable to these financial statements, Israeli GAAP and U.S. GAAP vary in certain significant respects, the main differences being as follows:

          1)   Effect of inflation

               In accordance with Israeli GAAP, the Company comprehensively includes the effect of the changes in the general purchasing power of Israeli currency in these financial statements, as described in note 2c. The adjustments to reflect the changes in the general purchasing power of Israeli currency have not been reversed in the reconciliation of Israeli GAAP to U.S. GAAP.

               See also note 2r(1), regarding the Israeli pronouncement that requires the discontinuance of adjustments for inflation, as from January 1, 2004.

          2)   Selling of IRU

               Revenues from selling of IRU, net of related costs, are recognized in these financial statements, at date the IRU are transferred and activated.

               Under U.S. GAAP, these revenues and costs are deferred and recognized over the expected customer relationship period (15 years).

          3)   Liability for employee rights upon retirement

               Under Israeli GAAP, amounts funded by purchase of insurance policies, as described in note 4a, are deducted from the related severance pay liability. In addition, under Israeli GAAP, the income from such funds is offset against severance pay expenses.

               Under U.S. GAAP, the amounts funded should be presented as a long-term investment included among the Company's assets. Also under US GAAP, income from such funds and severance pay expenses are presented at their gross amounts (see also note 5).

          4)   Tender costs

               In accordance with Israeli GAAP, costs in respect of the tender, as described in note 13d, were capitalized.

               Under U.S. GAAP, these costs should be expensed upon incurrence, and presented among operating expenses.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 16 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A. (continued):

          5)   Derivatives

               As to the Israeli GAAP, see note 2p.

               Under U.S. GAAP, FAS 133, as amended, establishes accounting and reporting standards for derivative, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value.

          6) Should the Company present its consolidated financial statements in accordance with U.S. GAAP, The Company's consolidated financial statements would be as follows:


                                               2001        2002        2003       2003
                                             --------    --------    --------   --------
                                                                              CONVENIENCE
                                                                            TRANSLATION INTO
                                                       ADJUSTED NIS           U.S. DOLLARS
                                             --------------------------------   --------
                                                          (IN THOUSANDS)
                                             -------------------------------------------
a) Operating results:
    1)Revenue for the year, as reported
             In these financial statements
             under Israeli GAAP               673,917     694,670     711,416    162,461
         Effect of the deferral of revenue
             from selling of IRU under
             U.S. GAAP                                                (55,813)   (12,746)
                                             --------    --------    --------   --------
         Revenue under U.S. GAAP              673,917     694,670     655,603    149,715
                                             ========    ========    ========   ========

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 16 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A. (continued):


                                                  2001        2002        2003        2003
                                                --------    --------    --------    --------
                                                                                  CONVENIENCE
                                                                                  TRANSLATION
                                                                                   INTO U.S.
                                                         ADJUSTED NIS               DOLLARS
                                                --------------------------------    --------
                                                                (IN THOUSANDS)
                                                --------------------------------------------
       2) Net income (loss) for the year, as
          reported in these financial
          Statements under Israeli GAAP          (70,646)     62,574      55,939      12,774
       Effect of the treatment of the
         following items under U.S GAAP:
          Tender costs                             3,694
          Derivatives                                            956         308          70
          Deferral of revenue, net of related
              Costs, from selling of IRU                                  (1,276)       (291)
                                                --------    --------    --------    --------
     Net income (loss) under U.S. GAAP           (66,952)     63,530      54,971      12,553
                                                ========    ========    ========    ========

b) Capital deficiency
       Capital deficiency as reported
         in these financial statements under
         Israeli GAAP                           (592,209)   (529,635)   (473,696)   (108,174)
       Effect of the treatment of the
         following items under U.S GAAP:
          Tender costs
          Derivatives                                            956        (648)       (149)
           IRU                                                            (1,276)       (291)
                                                --------    --------    --------    --------
     Capital deficiency under U.S GAAP          (592,209)   (530,591)   (475,620)   (108,614)
                                                ========    ========    ========    ========

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A. (continued):

          7)   Employee stock option plan

               Under Israeli GAAP, the Company accounts for employee stock-based compensation in accordance with APB 25 and related interpretations (see also note 2q). Under U.S. GAAP, companies which have elected to implement the accounting method according to APB 25, need to comply with the disclosure requirements set forth in FAS 123 - "Accounting for Stock-Based Compensation" ("FAS 123"), and to provide pro-forma disclosure, assuming measurement of the compensation cost based on the fair value-based method, as defined in FAS 123.

               As applicable to the Company's employee stock option plan, the provisions of FAS 123 require compensation cost to be measured based on the intrinsic value of the instruments granted (identical to the compensation cost which the Company charged to its statements of operations under APB 25). Accordingly, no pro-forma disclosure, as required by FAS 123, is included in these consolidated financial statements.

          8)   Statements of cash flows:

               a) Under Israeli GAAP, cash flows relating to amounts funded or withdrawn from insurance policies in respect of employee rights upon retirement are presented as part of operating activities.

                    Under US GAAP, such amounts, which are presented among the company's assets (see also note 16(a)(3)), should be classified as part of investing activities.

               b) The company presents its cash flow information, under Israeli GAAP, exclusive of the effects of inflation.

               c) The information to be included under US GAAP, as described in (a) and (b) above, for the years ended December 31, 2001, 2002 and 3003 is presented below:


                                                    2001        2002        2003        2003
                                                                                     CONVENIENCE
                                                                                     TRANSLATION
                                                                                      INTO U.S.
                                                           ADJUSTED NIS               DOLLARS
                                                  --------------------------------    --------
                                                                  (IN THOUSANDS)
                                                  --------------------------------------------
Net cash provided by operating activities           83,310     150,350      86,604      20,404
Net cash used in investing activities              (25,993)    (43,992)    (22,181)     (5,693)
Net cash used in financing activities               (3,717)   (160,303)    (16,746)     (3,824)
Effect of inflation on cash and cash equivalent          *       2,881           *           *
                                                  --------    --------    --------    --------
Increase (decrease) in cash and cash
     equivalents                                    53,600     (51,064)     47,677      10,887
Balance of cash and cash equivalents
     at beginning of period                          8,682      62,282      11,218       2,562
                                                  --------    --------    --------    --------
Balance of cash and cash equivalents
     at end of period                               62,282      11,218      58,895      13,449
                                                  ========    ========    ========    ========


     *    The effect of inflation on cash and cash equivalent is not material.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A. (continued):

     B.   COMPREHENSIVE INCOME

          The Company has no comprehensive income components other than net loss.

     C.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT IN THE UNITED STATES:

          FIN 46

          In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

          Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46.

          This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003,

          If the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

          The Company has currently no variable interests in any VIE. Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have any impact on its financial position, results of operations and cash flows.

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - NOMINAL DATA OF THE COMPANY:

     A.   BALANCE SHEET DATA:


                                                        NOMINAL NIS
                                                       IN THOUSANDS
                                                   --------------------
                                                        DECEMBER 31
                                                   --------------------
                                                     2002        2003
                                                   --------    --------
Current assets:
    Cash and cash equivalents                         8,244      56,482
    Accounts receivable                             113,161     132,143
                                                   --------    --------
                                                    121,405     188,625
                                                   --------    --------
Investment in subsidiary                              2,619       1,912
                                                   --------    --------
Long-term trade receivable                                       28,142
                                                               --------
Fixed assets:
    Cost                                            476,942     534,898
    L e s s - accumulated depreciation and
        amortization                                225,994     273,355
                                                   --------    --------
                                                    250,948     261,543
                                                   --------    --------
Deferred charged in respect of notes payable          4,446       3,558
                                                   --------    --------
                                                    379,418     483,780
                                                   ========    ========
Current liabilities:
    Short-term bank credit                           13,230     114,218
    Accounts payable and accruals                   234,969     277,121
                                                   --------    --------
                                                    248,199     391,339
                                                   --------    --------
Long-term liabilities:
    Liability for rights upon retirement, net of
       amount funded                                  2,219       2,749
    Bank loans, net of current maturities           118,438
    Notes payable                                   579,729     535,915
    Other                                                        45,724
                                                   --------    --------
                                                    700,386     584,388
                                                   --------    --------
                                                    948,585     975,727
                                                   --------    --------
Capital deficiency, see c. below                   (569,167)   (491,947)
                                                   --------    --------
                                                    379,418     483,780
                                                   ========    ========

                     BARAK I.T.C. (1995) - THE INTERNATIONAL
                     TELECOMMUNICATIONS SERVICES CORP. LTD.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 17 - NOMINAL DATA OF THE COMPANY (continued):

     B.   OPERATING RESULTS DATA:


                                             NOMINAL NIS IN THOUSANDS
                                          -------------------------------
                                            2001        2002       2003
                                          --------    --------   --------
Revenues                                   642,647     699,368    720,929
Cost of revenues                           462,882     446,946    478,121
                                          --------    --------   --------
Gross profit                               179,765     252,422    242,808
Selling and marketing expenses              64,356      74,201     89,764
Administrative and general expenses         46,086      41,703     39,644
                                          --------    --------   --------
Operating profit                            69,323     136,518    113,400
Financial expenses - net                   131,280     121,190     35,473
                                          --------    --------   --------
Balance - income (loss)                    (61,957)     15,328     77,927
Other expenses                              10,849
Share in losses of associated companies        936         270        707
                                          --------    --------   --------
Net income (loss) - nominal                (73,742)     15,058     77,220
                                          ========    ========   ========


     C.   CHANGES IN CAPITAL DEFICIENCY:


                                        NOMINAL NIS IN THOUSANDS
                                  ------------------------------------------
                                           ADDITIONAL
                                   SHARE     PAID-IN  ACCUMULATED
                                  CAPITAL    CAPITAL    DEFICIT     TOTAL
                                  --------   --------   --------    --------
Balance at January 1, 2001             100    209,050   (719,633)   (510,483)
Change during 2001 - net loss                            (73,742)    (73,742)
                                  --------   --------   --------    --------
Balance at December 31, 2001           100    209,050   (793,375)   (584,225)
Change during 2002 - net income                           15,058      15,058
                                  --------   --------   --------    --------
Balance at December 31, 2002           100    209,050   (778,317)   (569,167)
Change during 2003 - net income                           77,220      77,220
                                  --------   --------   --------    --------
Balance at December 31, 2003           100    209,050   (701,097)   (491,947)
                                  ========   ========   ========    ========




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